FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

Jo[redacted]
P[redacted]
JG

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

07022857

April 16, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

45860311.1

FILE NO. 82-3907

Open for new horizons.

Vienna International Airport

Flughafen Wien AG on Antalya: Legal steps initiated

The attorneys of Flughafen Wien AG (FWAG) and Celebi Hava Servisi A.S. have completed their extensive examinations and concluded that the decision announced by the Aviation State Authority (DHMI) to exclude these joint bidders from the tender for the concession to operate the three terminals at Antalya Airport is not understandable.

In a half-page statement DHMI listed three of roughly 150 documents that supposedly contain defects, without citing any reasons for considering these documents to be incorrect. These documents, which were prepared by Celebi Hava Servisi A.S. were re-examined in detail by the attorneys of Celebi Hava Servisi A.S. and FWAG. Their analysis did not lead to the identification of any defects whatsoever.

After consultation with its attorneys and on behalf of the joint bidders, Celebi Hava Servisi A.S. will file a lawsuit against the exclusion from this tender and also ask the court to issue a provisional injunction.

For additional information contact:

Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-23000

19/07 ... KA/BP ... 16. April 2007

END